KAR Auction Services, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN  46032

June 25, 2013

VIA EDGAR

Mr. Andrew D. Mew

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 4631

Washington, DC 20549

Re:                             KAR Auction Services, Inc. (File No. 001-34568)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

Dear Mr. Mew:

On behalf of KAR Auction Services, Inc. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. James P. Hallett, Chief Executive Officer of the Company, dated June 11, 2013 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on February 22, 2013 (the “2012 10-K”).  The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.                                      Please revise to include a separately-captioned section within MD&A discussing your off-balance sheet arrangements as required by Item 303(a)(4) of Regulation S-K.

RESPONSE:  The Company confirms that, as of December 31, 2012, it did not have any off-balance sheet arrangements.  On January 1, 2010, the Company adopted Accounting Standards Update 2009-16, which amended Accounting Standards Codification 860, Transfers and Servicing, and required that finance receivable transactions under the Company’s securitization agreement be included in the Company’s consolidated balance sheet.  Since that date, the Company has not entered into any off-balance sheet arrangements.

Liquidity and Capital Resources

EBITDA and Adjusted EBITDA, page 63

2.                                      We note your definition of EBITDA on page 63 and your inclusion of an “Intercompany” line item within your reconciliation from Net income (loss) to EBITDA on both a consolidated and segment basis on page 64.  Please explain why your inclusion of an “Intercompany” line item within the reconciliation on a segment basis is consistent with your definition of EBITDA on page 63.  Furthermore, measures that are calculated differently than EBITDA as described within Exchange Act Release No. 34-47226 should not be characterized as “EBITDA” and their titles should be distinguished from “EBITDA.”  Please tell us the nature of and amounts included within the “Intercompany” line item.  Further, please explain why you believe your definition of EBITDA on page 63 is consistent with the segment and consolidated EBITDA as presented within your reconciliation on page 64 as well as how the measure is described within Exchange Act Release No. 34-47226.  Refer to question 103.01 within the Non-GAAP Financial Measures Compliance & Disclosure Interpretations section of our website.

RESPONSE:  The Company believes its inclusion of an “Intercompany” line item within the reconciliation on a segment basis is consistent with its definition of EBITDA on page 63 because substantially all of the “Intercompany” line item represents interest on intercompany debt.  As the “Intercompany” line item is an additional measure of interest expense (income), the Company believes intercompany interest meets the criteria for inclusion in the EBITDA measure as described within Exchange Act Release No. 34-47226.  In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company will revise its presentation of the “Intercompany” line item and more specifically label it as “Intercompany interest.”

3.                                      Within your quarterly reconciliation of EBITDA to Adjusted EBITDA on page 64, you have included a line item referred to as “Nonrecurring charges.”  It is our understanding these adjustments to arrive at the amount you disclose as “Adjusted EBITDA” are in accordance with your credit agreement disclosed on page 62.  However, Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Please tell us the nature and amounts of these “nonrecurring charges,” and revise or tell us why you believe referring to these items as “nonrecurring charges” is in accordance with Item 10(e) of Regulation S-K.  Refer to question 102.03 within the Non-GAAP Financial Measures Compliance & Disclosure Interpretations section of our website.

RESPONSE:  These charges primarily consist of integration and other costs related to acquisitions, retention and severance payments to employees, as well as third-party costs for efficiency projects and other corporate initiatives.  The aforementioned items are defined as unusual or non-recurring in the Company’s credit agreement.

In recognition of Item 10(e) of Regulation S-K and question 102.03 within the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company will revise its Adjusted EBITDA reconciliation to eliminate the line item description “Nonrecurring charges” and replace it with the label “Other adjustments per the Credit Agreement.”

Summary of Cash Flows, page 65

4.                                      Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement.  Refer to section IV of Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Please include your proposed disclosure in your response.

RESPONSE: The Company acknowledges the Staff’s comment and will analyze the underlying reasons for changes in its cash flows and better explain the variability in its cash flows in future filings.  Included below is an example of the Company’s proposed disclosure comparing its cash flows for the year ended December 31, 2012 to those for the year ended December 31, 2011 (in millions).

	Year Ended December 31,
	2012	2011
Net cash provided by (used by):
Operating activities	$290.2	$305.8
Investing activities	(227.6)	(419.8)
Financing activities	(53.5)	93.0
Effect of exchange rate on cash	2.2	(0.7)
Net increase (decrease) in cash and cash equivalents	$11.3	$(21.7)

Cash flow from operating activities was $290.2 million for the year ended December 31, 2012 compared with $305.8 million for the year ended December 31, 2011.  The decrease in operating cash flow was primarily attributable to:

•                  payments made related to towing costs and leasing temporary locations in connection with IAA’s response to Superstorm Sandy which aggregated approximately $17 million; and

•                  the timing of receipts and payments in the ordinary course of business.

Net cash used by investing activities was $227.6 million for the year ended December 31, 2012, compared with $419.8 million for the year ended December 31, 2011.  The decrease in net cash used by investing activities was primarily attributable to:

•                  cash paid of $1.1 million for a few small acquisitions in 2012, compared with $214.6 million for the Company’s acquisitions of OPENLANE and a few other small acquisitions in 2011 (see Notes to Consolidated Financial Statements — Note 3, Acquisitions); and

•                  proceeds received from the sale of excess property at IAA and idle property at ADESA totaling $5.7 million in 2012, compared with proceeds received from the sale of miscellaneous property at IAA of approximately $0.3 million in 2011;

partially offset by:

•                  an increase in capital expenditures of $16.2 million associated with the integration of OPENLANE and ADESA information systems, as well as approximately $7 million of capital deployed in the fourth quarter to handle Superstorm Sandy vehicles.  For a further discussion of the Company’s capital expenditures, see “Capital Expenditures” below.

Net cash used by financing activities was $53.5 million for the year ended December 31, 2012, compared with net cash provided by financing activities of $93.0 million for the year ended December 31, 2011.  The increase in net cash used by financing activities was primarily attributable to:

•                  the repayment of the Company’s revolving credit facility totaling $68.9 million in 2012;

•                  the timing of book overdrafts, as there was a decrease of $24.1 million in 2012, compared with an increase of $32.5 million in 2011.  Book overdrafts relate to the timing of payments to consignors of vehicles; and

•                  the initiation of a cash dividend, in which we paid $26.0 million to stockholders in the fourth quarter of 2012;

partially offset by:

•                  a net decrease in debt activity in 2012 due to payments on long-term debt of $17.0 million, compared with net payments on long-term debt of approximately $62.3 million in 2011.

Item 8. Financial Statements and Supplementary Data

Note 14. Income Taxes, page 109

5.                                      Please explain in detail the nature, amount and reasons for your valuation allowance reversal as disclosed within your effective rate reconciliation on page 109.

RESPONSE: The valuation allowance reversal disclosed within the effective tax rate reconciliation on page 109 relates to state net operating losses of $0.8 million and foreign tax credits of $3.9 million.  The total valuation allowance release of $4.7 million equates to a -3.1% impact on the effective tax rate.  The valuation allowance related to state net operating losses was released as management determined during 2012 that it was more likely than not that the particular state net operating loss in question would be utilized prior to expiration due to increased profitability in the applicable state.  With respect to foreign tax credits, the valuation allowance was released at December 31, 2012, as the foreign tax credits were forecast to be fully utilized prior to their expiration due to increased profitability in the Company’s U.S. operations in the current year and in revised forecasts of future years results.  At December 31, 2012, management believes that sufficient positive evidence exists to reverse this valuation allowance as it is more likely than not that this benefit will be realized prior to expiration.

6.                                      You disclose on page 109 that your effective tax rate benefited from the recognition of previously unrecognized deferred tax assets related to foreign tax credits and state net operating losses.  Please explain in detail what triggered your recognition of these deferred tax assets, why they were not previously recognized, and tell us the amounts by category.  Additionally, please tell us which line item(s) you included these amounts within in your effective tax rate reconciliation.

RESPONSE: Please see response to question 5 above as the page 109 disclosure: “the effective tax rate benefited from the recognition of previously unrecognized deferred tax assets” refers to the valuation allowance release discussed therein.  Accordingly, these amounts totaling $4.7 million are all included on the “Valuation allowance reversal” line within the effective tax rate reconciliation.

Exhibit 12.1

7.                                      Item 503(d) of Regulation S-K requires the presentation of the last five fiscal years when the ratio of earnings to fixed charges is presented.  Please revise or advise us why you have limited your presentation to the last three years.

RESPONSE: The Company acknowledges the Staff’s comment and, in future filings, will present the last five fiscal years of the ratio of earnings to fixed charges to the extent that Item 503(d) of Regulation S-K applies.

The ratio of earnings to fixed charges was 1.2x for the year ended December 31, 2009, and there was a deficiency of $247.6 million for the year ended December 31, 2008.  This information was presented in previous Annual Reports on Form 10-K and registration statements filed by the Company with the Commission.  The trend depicted by the ratio over the last three years is consistent with the trend that would have been depicted over the last five years.

The Company historically was required to present the ratio of earnings to fixed charges disclosure in accordance with Item 503(d) of Regulation S-K because of its registered debt securities.  In April 2013, the Company prepaid the entire amount of its remaining, outstanding registered debt securities.  As such, the Company is not expected to be required to include the ratio of earnings to fixed charges disclosure in its future filings with the Commission unless it registers new debt or preference securities.

*              *              *              *

Acknowledgment Statement

The Company acknowledges that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact the undersigned at (317) 249-4254.

Very truly yours,

By:	/s/ Eric M. Loughmiller
Name:	Eric M. Loughmiller
Title:	Executive Vice President and Chief Financial Officer

cc:                                Jarrett Torno, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 4631

Washington, DC 20549

Dwight S. Yoo

Skadden, Arps, Slate, Meagher & Flom LLP